UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Dividends for the Fiscal Year Ended March 31, 2017

and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2018

Tokyo, May 15, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to pay the year-end dividends as stated below. The record date thereof is March 31, 2017.

MUFG will submit the proposal therefor at the General Meeting of Shareholders to be held on June 29, 2017.

The annual dividend forecast for the fiscal year ending March 31, 2018 is also stated below.

1.	Dividends for the Fiscal Year Ended March 31, 2017

(1)	Description of Dividends

	Determined amount	Most recent dividend forecast (announced on February 3, 2017)	Actual results for previous fiscal year (ended March 31, 2016)
Record date	March 31, 2017	March 31, 2017	March 31, 2016
Dividends per share	¥9	¥9	¥9
Total amount of dividends	¥121,160 million	—	¥124,116 million
Effective date	June 30, 2017	—	June 29, 2016
Resource of the dividends	Retained earnings	—	Retained earnings

(2)	Reasons

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to aim for a stable and continuous increase in dividends per share through growth in profits. After comprehensive consideration of its business performance and other factors, MUFG decided to pay ¥9 per share as the year-end dividend.

2.	Annual Dividend Forecast for the Fiscal Year Ending March 31, 2018

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends	Annual dividends
Dividend forecast (Fiscal year ending March 31, 2018)	¥9	¥9	¥18

(Reference)

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends	Annual dividends
Actual result for fiscal year ended March 31, 2017	¥9	¥9*	¥18*
Actual result for fiscal year ended March 31, 2016	¥9	¥9	¥18

*	The year-end dividend for the fiscal year ended March 31, 2017 (¥9) is based on the assumption that it will be approved at the General Meeting of Shareholders to be held on June 29, 2017

*            *             *

Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651

This press release contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that MUFG has announced.

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